Exhibit 3.3

CERTIFICATE OF AMENDMENT
OF
CERTFICATE OF INCORPORATION
OF
MODTECH HOLDINGS, INC.

Modtech Holdings, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That the Board of Directors duly adopted a resolution setting forth a proposed amendment to the Certificate of Incorporation of the corporation. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that paragraph (a) of ARTICLE IV of the corporation's Certificate of Incorporation entitled "CAPITAL STOCK" be amended to read in its entirety as set forth below, and such amendment is recommended to the stockholders of the corporation for approval as being advisable and in the best interests of the corporation:

"The total number of shares of all classes of capital stock which the Corporation  shall have authority to issue is 60,000,000, consisting of 5,000,000 shares of  preferred stock, par value $0.01 per share ("Preferred Stock") and 55,000,000  shares of common stock, with a par value of $0.01 per share (the "Common  Stock")."

SECOND: That the stockholders of the corporation duly approved the amendment at a special meeting of stockholders held on January 3, 2006 by affirmative vote of the necessary number of shares in accordance with the provisions of Section 216 and Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment to be executed by its President on January 9, 2006.

Modtech Holdings, Inc.

By:	/s/David Buckley
David Buckley
Chief Executive Officer &
President

ATTEST:
By:	/s/ Dennis Shogren
Dennis Shogren, Secretary